UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August, 2015

Commission File Number: 001-35681

AMIRA NATURE FOODS LTD

(Exact name of Registrant as specified in its Charter)

29E, A.U. Tower Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of Principal Executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))     ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))    ☐

Changes in Registrant’s Certifying Accountant

On August 19, 2015, the Audit Committee of Amira Nature Foods Ltd. (the “Company”) appointed ASA & Associates LLP as the Company’s independent registered public accounting firm for the year ended March 31, 2015, effective immediately, and ASA & Associates LLP accepted the engagement on August 19, 2015.

Simultaneously with the engagement of ASA & Associates LLP, the Company terminated Deloitte Haskins & Sells LLP (“Deloitte”) as its independent registered public accounting firm.

The report of Deloitte Haskins & Sells LLP on the Company’s consolidated financial statements as of and for the years ended March 31, 2014 and 2013 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. Except as described below, that report has not been withdrawn or modified.

For the years ended March 31, 2014 and 2013 and through March 31, 2015, there were no (a) disagreements with Deloitte Haskins & Sells LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Deloitte Haskins & Sells LLP’s satisfaction, would have caused Deloitte Haskins & Sells LLP to make reference to the subject matter thereof in connection with its reports for such years; or (b) reportable events that would be required to be described under Item 16F(a)(1)(v) of Form 20-F in connection with the Company’s annual report on Form 20-F, except as described below.

Deloitte Haskins & Sells LLP requested the Audit Committee retain independent external forensic investigators to conduct an investigation into (i) the issues raised in a short seller report dated July 30, 2015 and (ii) other transactions identified by Deloitte Haskins & Sells LLP in connection with its incomplete audit of the Company’s financial statements for the year ended March 31, 2015. Deloitte Haskins & Sells LLP also communicated to the Audit Committee that it would need to evaluate its responsibility under Section 10A of the U.S. Securities Exchange Act of 1934 if the Audit Committee were to fail to take timely and appropriate action in response to the matters identified above.  Because Deloitte Haskins & Sells LLP was terminated prior to the Audit Committee commencing an investigation, Deloitte Haskins & Sells LLP has informed the Company that it cannot determine: 1) whether the Audit Committee took timely and appropriate action with respect to the matters identified above; 2) whether the information obtained from an investigation would materially impact previously issued audit report or underlying financial statements for fiscal years ended March 31, 2014 and 2013; or 3) whether the information obtained from an investigation would cause Deloitte Haskins & Sells LLP to be unwilling to rely on management’s representations. Accordingly, Deloitte Haskins & Sells LLP has advised the Company that it is not able to reissue its report or issue a consent to its inclusion in filings of the Company with the United States Securities and Exchange Commission.

The Company provided Deloitte Haskins & Sells LLP with a copy of the disclosures it is making in this Current Report on Form 6-K and has requested from Deloitte Haskins & Sells LLP a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of the letter from Deloitte is filed herewith as Exhibit 16.1.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMIRA NATURE FOODS LTD

By:	/s/ Bruce C Wacha
Name:	Bruce C Wacha
Title:	Chief Financial Officer

Date: August 19, 2015

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